Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222106

Carlyle Tactical Private Credit Fund

Class A Shares (TAKAX)

Class I Shares (TAKIX)

Class L Shares (TAKLX)

Class M Shares (TAKMX)

Class N Shares (TAKNX)

Class U Shares (TAKUX)

Class Y Shares (TAKYX)

Supplement dated March 5, 2026 to the Prospectus and Statement of Additional Information

This supplement amends the prospectus and statement of additional information (“SAI”) of Carlyle Tactical Private Credit Fund (the “Fund”) and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the prospectus and SAI and retain it for future reference.

As of February 24, 2026, Justin Plouffe no longer serves as an interested Trustee or a portfolio manager of the Fund or as a member of the Portfolio Allocation Advisory Committee (“PAAC”) of Carlyle Global Credit Investment Management L.L.C. (“Adviser”), the Fund’s investment adviser. Accordingly, effective immediately, any references to Mr. Plouffe in such capacities in the Prospectus and the SAI are hereby removed in their entirety.

Additionally, effective immediately, the members of PAAC are Mark Jenkins, Brian Marcus, Adam Ross, Sebastiano Riva, Taj Sidhu, Lauren Basmadjian and Alex Chi. Accordingly, effective immediately, the following changes are made to the prospectus:

1.	The first paragraph of The Investment Process section of the Investment Objective, Opportunities and Strategies section of the Prospectus is hereby deleted and replaced with the following:

The Adviser’s Portfolio Allocation Advisory Committee (“PAAC”) oversees the allocation of the Fund’s assets among the various credit strategies, and is broadly responsible for (i) formulating, monitoring and updating the investment policy statement of the Fund, (ii) advising as to strategic and tactical allocation in response to dynamic market conditions and reviewing weightings across credit strategies to ensure they are consistent with the Committee’s target allocations, (iii) oversight of the investment portfolio of the Fund, (iv) reviewing the valuation policy and procedures for the Fund and (v) monitoring the risk management process for the Fund. The PAAC currently consists of seven voting members, Mark Jenkins, Brian Marcus, Adam Moss, Sebastiano Riva, Taj Sidhu, Lauren Basmadjian and Alex Chi. Mark Jenkins currently serves as the chairman of the PAAC and formal PAAC votes are held at least quarterly.

2.	The Investment Personnel section of the Management of the Fund section of the Prospectus is amended by adding the following:

Sebastiano Riva

Sebastiano Riva is Head of Liability Management for Carlyle Global Credit. He is a voting member of the PAAC. Mr. Riva is responsible for fund financing as well as Carlyle Structured Credit and Carlyle Direct Lending CLO formation and execution. He is also a member of various Investment Committees, including for Carlyle Structured Credit Fund and Carlyle Structured Solutions.

Prior to joining Carlyle, Mr. Riva was at Wells Fargo Securities in charge of global marketing of new issue CLO. Mr. Riva started his structured finance career at Bankers Trust in the late 1990s and has also held positions at DLJ, TD Securities, and Lehman Brothers.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222106

Mr. Riva received his B.S. in Economics from the Wharton School of the University of Pennsylvania.

Taj Sidhu

Mr. Sidhu is a Partner, Head of European and Asian Private Credit. He is a voting member of the PAAC.

Prior to joining Carlyle, Mr. Sidhu was a Managing Director and Head of European Private Credit for Oz Management (Och-Ziff) where he worked for almost 14 years. Mr. Sidhu led Private Credit in Europe, was a member of Oz Management’s Global Commitments Committee, European Institutional Credit Strategies Investment Committee and European Executive Committee. Mr. Sidhu joined Oz Management in 2004 and during his tenure, he was involved in a broad spectrum of the firm’s investment strategies.

Prior to joining Oz Management, Mr. Sidhu was an Investment Banking Associate at Merrill Lynch in the Financial Sponsors and Leveraged Finance Groups.

Mr. Sidhu has a BS in Mathematics from the University of Warwick Mathematics Institute.

Lauren Basmadjian

Lauren Basmadjian is a Managing Director, Global Head of Liquid Credit within Carlyle’s Global Credit platform and Interested Trustee and Chair of the Board of Trustees of Carlyle Credit Income Fund. She is a voting member of the PAAC.

Ms. Basmadjian joined the Carlyle Group in 2020 after 19 years at Octagon Credit Investors, where she was a Senior Portfolio Manager and member of the Investment Committee. Prior to becoming a Portfolio Manager, Ms. Basmadjian managed Octagon’s workout efforts and oversaw the leisure & entertainment, retail, consumer products, business services, food & beverage, and technology industries.

She graduated Cum Laude from the Stern School of Business at New York University with a B.S. in Finance and Economics.

Alex Chi

Alex Chi is the Deputy Chief Investment Officer of Global Credit and Head of Direct Lending at Carlyle. He is a voting member of the PAAC. Mr. Chi serves on the Global Credit Investment Committee and is a member of the firm’s Leadership Committee. Mr. Chi is also an Interested Director and President of Carlyle Secured Lending, Inc. and Carlyle Credit Solutions, Inc.

Mr. Chi joined Carlyle in 2026. Prior to joining Carlyle, he was a Partner at Goldman Sachs, where he spent 31 years and most recently served as Co-Head of Americas Direct Lending within Goldman Sachs Asset Management. He also served as Co-Chief Executive Officer and Co-President of Goldman Sachs’ affiliated Business Development Companies and was a member of the Asset & Wealth Management Private Credit Investment Committee.

Mr. Chi earned a Bachelor of Science degree from the Massachusetts Institute of Technology.

March 5, 2026	CTAC-PROSUP-030526